UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number 001-37558

NABRIVA THERAPEUTICS AG

(Translation of registrant’s name into English)

Leberstrasse 20

1110 Vienna, Austria

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Year Ended December 31, 2015 Financial Results

On May 10, 2016, Nabriva Therapeutics AG (the “Company”) issued a press release providing a development update and reporting its financial results for the three months ended March 31, 2016. A copy of the press release is attached hereto as Exhibit 99.1. The information contained in Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NABRIVA THERAPEUTICS AG

By:	/s/ Colin Broom
Colin Broom
Chief Executive Officer

Date: May 10, 2016

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated May 10, 2016

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